
                                                          +-------------------------+
                                 UNITED STATES            |      OMB APPROVAL       |
                      SECURITIES AND EXCHANGE COMMISSION  +-------------------------+
                            Washington, D.C. 20549        |OMB Number:     3235-0058|
                                                          |Expires: January 31, 2002|
                                  FORM 12b-25             |Estimated average burden |
                                                          |hours per response...2.50|
                          NOTIFICATION OF LATE FILING     +-------------------------+
                                                          +-------------------------+
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K |        SEC File No.     |
             [X] Form 10-Q  [ ] Form N-SAR                |         333-56135       |
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For Period Ended: June 30, 2001                           +-------------------------+
                  _____________________                   |         CUSIP No.       |
                [ ] Transition Report on Form 10-K        +-------------------------+
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates2


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PART I - REGISTRANT INFORMATION
   River Holding Corp.
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Full Name of Registrant
   N/A
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Former Name if Applicable
   599 Lexington Avenue, 18th Floor
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Address of Principal Executive Office (Street and Number)
   New York, NY 10022
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
           See Attachment III.

                                Potential persons who are to respond to the
(Attach Extra Sheets if Needed) collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Luke D. Thompson                   213              229-8427
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [_] Yes [X] No
     Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and
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     Quarterly Report on Form 10-Q for the period ended March 31, 2001.
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(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    See Attachment IV.
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                             River Holding Corp.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 15, 2001                  By   /s/ Patrick Yount
    ------------------------------        --------------------------------------
                                             Patrick Yount
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                               ATTACHMENT III
                               --------------

The Registrant, River Holding Corp., is a holding company that conducts all of its operations through its majority-owned subsidiary, Hudson Respiratory Care Inc. (the "Company"). The Company is not able to file its Quarterly Report on Form 10-Q for the period ended June 30, 2001 because the Company has not yet completed the financial statements for the period covered by the report.

                               ATTACHMENT IV
                               -------------

The Company anticipates that both the revenues and expenses to be reflected on its consolidated financial statements for the period ended June 30, 2001 will be greater than such items reported for the corresponding period during 2000. The increase in revenues and expenses is primarily related to (i) growth in the Company's existing business and (ii) acquisitions, including the acquisition through the Company's wholly-owned subsidiary, Steamer Holding AB, of Louis Gibeck AB, a company organized under the laws of Sweden, in July 1999, and the acquisition of the Sheridan product line of endotracheal tubes from Tyco Healthcare Group LP in October 2000. Final amounts for the period ended June 30, 2001 cannot be quantified at this time.